Certificate of Amendment to Articles of Incorporation

For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After issuance of Stock)

1. Name of corporation:

A&J Venture Capital Group, Inc.

2. The articles have been amended as follows (provide article numbers, if available):

Article Fourth: The Corporation is authorized to issue two classes of shares. One class of shares shall be designated as common stock, par value $0.0001 and the total number of common shares which this Corporation is authorized to issue is 100,000,000. The other class of shares shall be designated as preferred stock, par value $0.0001 and the total number of preferred shares which this Corporation is authorized to issue is 10,000,000. The holders of the preferred stock shall such rights, preferences and privileges as may be determined by the Corporation’s Board of Directors prior to the issuance of such shares. The preferred stock may be issued in such series as are designated by the Corporation’s Board of Directors and the Board of Directors may fix the number of authorized shares of preferred stock for each series and the rights preferences and privileges of each series of preferred stock.

4. Effective date of filing (optional):

(must not be later than 90 days after the certificate is filed)

5. Officer Signature (required): /s/ Andreas Klimm

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* If any proposed amendment would altar or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.